Filed by FuelCell Energy, Inc.

Commission File No. 1-14204

pursuant to Rule 425 under the Securities Act of 1933

and deemed filed pursuant to Rule 14a-12

under the Securities Exchange Act of 1934

Subject Company: Global Thermoelectric Inc.

Investor Notice

FuelCell Energy, Inc. and Global Thermoelectric Inc. intend to file a Joint Management Information Circular and Proxy Statement regarding the proposed transaction referenced in this transcript with the U.S. Securities and Exchange Commission and the securities commissions or equivalent regulatory authorities in each of the Provinces of Canada.  Investors and stockholders are urged to carefully read the Joint Management Information Circular and Proxy Statement when it becomes available because it will contain important information about FuelCell, Global and the proposed transaction.  Investors and stockholders may obtain a free copy of the proxy statement when it is available, and all of FuelCell's annual, quarterly and current reports, at the SEC's web site at www.sec.gov.  A free copy of the Proxy Statement, and all of FuelCell's annual, quarterly and current reports, may also be obtained from FuelCell by directing a request to Investor Relations at (203) 825-6000. Global's regulatory filings, including annual and quarterly reports may be accessed at www.sedar.com or at www.globalte.com.  For further information on Global, shareholders and investors may contact Mark Kryzan, Director, Corporate Affairs at (403) 204-6100.  FuelCell, Global and their executive officers and directors may be deemed to be participants in the solicitation of proxies from FuelCell and Global shareholders in favor of the proposed transaction.  Information regarding the security ownership and other interests of FuelCell's and Global's executive officers and directors will be included in the Joint Management Information Circular and Proxy Statement.

On August 5, 2003, FuelCell Energy, Inc. and Global Thermoelectric Inc. held a joint conference call to discuss a proposed combination of FuelCell and Global pursuant to a Combination Agreement, dated as of August 4, 2003, between FuelCell and Global.  The following is a transcript of the Conference Call.

FuelCell Energy and Global Thermoelectric Conference Call
Moderators:  Jerry Leitman and Peter Garrett
August 5, 2003
8:30 a.m. EDT

OPERATOR:  Good morning ladies and gentlemen.  Welcome to today's conference call to discuss a combination of FuelCell Energy and Global Thermoelectric.

I'd like to remind you that today's call can be accessed by phone as well as webcast.  The webcast with the presentation is available at both company websites; www.fce.com or www.globalte.com.

Additionally, every play of the webcast will be available at both sites for 30 days after the call.

At this time, all participants are in a listen-only mode.  We will conduct a question and answer session immediately following today's presentation.

To queue for questions, please dial the numbers one then four on your touch-tone phone.

Before we begin, I'd like to read the following safe harbor statement:

This presentation contains forward-looking statements, including statements regarding the company's plans and expectations regarding the development and commercialization of fuel cell technology.  All forward-looking statements are subject to risk and uncertainties that could cause actual results to differ materially from those projected.  The forward-looking statements speak only as of the date of this presentation.  The company expressly disclaims any obligations or undertakings to release publicly any updates or revisions to any such statements to reflect any change in the company's expectations or any change in events, conditions or circumstances on which any such statements are based.

With that, I'd like to turn the call over to FuelCell's Chairman, President and CEO, Mr. Jerry Leitman.  Sir, you may begin.

JERRY LEITMAN, CHAIRMAN, PRESIDENT & CEO, FUELCELL ENERGY:  Thank you, and good morning ladies and gentlemen.  Welcome to this mornings call to discuss the combination of FuelCell and Global Thermoelectric.

Joining me on the call is Joe Mahler, FuelCell's CFO and from Global and Calgary, President and CEO Peter Garrett and Paul Crilly, CFO.

As will have seen in our joint press release issued yesterday evening, FuelCell, the industry leader in the commercialization of carbonate fuel cell products for stationary power and Global Thermoelectric Inc., a leading developer of solid oxide fuel cell technology have entered into a definitive agreement for FuelCell to acquire Global in an all stock transaction with a total value of approximately US$80 million.  We are excited and enthusiastic about this transaction.

Peter and I are going to take you through the details, then we will be available to take your questions.  Please keep in mind that all figures that we refer to are in U.S. dollars unless we otherwise note it.  The safe harbor has already been read by our operator, so I'll move right ahead to the rationale of the deals.  First and foremost, FuelCell and Global are undeniably a good fit, because of FuelCell's recently awarded 10-year, US$139 million SECA contract from the U.S. Department of Energy to develop solid oxide fuel cell products.  The addition of Global's leading SOFC technology will strengthen our position in executing the contract and help realize the goals of the DOE's initiative.

We will also be able to work together to maintain FuelCell's position as a market leader in the commercialization of high temperature fuel cell products by broadening our technology base in an area that has significant and growing interest from the government and other strategic partners.

The agreement creates a company with a very strong balance sheet and a proforma cash balance in excess of US$200 million at closing.  We're confident that both sets of shareholders will benefit greatly from a stronger, broader company and the increased stock of liquidity.

Let me take you through the particulars of how we've structured the transaction.  As we've said, the transaction is valued at about US$80 million.  Specifically, FuelCell will be providing Global shareholders with FuelCell shares determined by an exchange ratio based on a value of US$2.72 for GLE shares divided by a 20 day weighted average of FuelCell's own stock price.

As we explained in the press release, the deal includes a collar which sets a minimum and maximum exchange of 0.279 and 0.342, respectively.

Essentially, the collar means that if FuelCell's average price is greater than US$9.74, Global shareholders will receive a 0.279 FuelCell shares for each of their shares.

If it is less than US$7.96, the exchange ratio will be 0.342.  Between those values, Global shareholders will receive US$2.72 of FuelCell stock for each Global share they hold.

Additionally, the agreement includes an exchangeable share feature which will allow Global shareholders upon their election, to receive exchangeable shares listed on the Toronto Stock Exchange.

These shares will defer any tax impacts and be eligible as a Canadian holding for RRSP or any other Canadian retirement or savings plan purposes until converted into FuelCell stock.  Any Global options will rollover based on the transaction exchange ratio.

Following the close of the transactions, which is subject to shareholder approval from both companies and customarily regulatory approvals, we expect Global shareholders to own approximately 17 percent to 20 percent of FuelCell shares outstanding and Global will nominate one member, possibly two, to our Board of Directors.  We expect the deal to close in the fourth quarter.

Now, I'd like to turn back to the SECA contract for a moment for those who may not know a lot about it and why it's such a driving force behind our deal.  SECA's goal is to accelerate the commercialization of low-cost, high-temperature solid oxide fuel cells over the next decade in three to ten kilowatt modules leading to products that are generally less than 100 kilowatts.

Our combined company will be uniquely positioned to be successful in achieving the goals of the SECA contract and the resulting opportunities emerging for solid oxide fuel cell products over the next five to ten years.

The SECA contract is divided into three phases:

The first phase, phase one, is a US$24 million contract that lasts three years with the FuelCell energy team help sharing approximately 20 percent.

Phases two and three take place over the following six years in which the DOE will share 50-50, remaining program costs of approximately US$115 million.

There are currently six feeding teams in the SECA program and Global's leading solid oxide fuel cell technology will clearly play a significant role as we go forward.

There is strong synergy between high-temperature carbonate and solid oxide technology, so that what is learned in one area can apply to the other and vice versa.

We plan to continue our strong focus on our direct fuel cell products as we are commercializing today, while developing Global's solid oxide technology to create complimentary products in the future.

So from a technology and operational standpoint, the combination is extremely compelling.  We believe this is also extremely compelling for all of our shareholders.

Specifically, the transaction creates a company with an expected proforma cash balance of over US$200 million at closing.

We also expect significant synergies, including a rationalization in R&D and administration costs, integration of strategic partners and suppliers, consolidation of financial resources, technology and intellectual property.

Additionally, the combined company will be able to harvest significant operational and revenue synergies.  Our significant cash position will provide enhanced financial flexibility for targeted research and development.

All toll, we're excited that today's agreement creates a company with significant upside potential in the rapidly expanding fuel cell market.

With that, I'd like to turn the microphone over to Peter, who will discuss the deal from Global's perspective and will walk you through their businesses.  Peter.

PETER GARRETT, PRESIDENT & CEO, GLOBAL THERMOELECTRIC:  Thank you Jerry.  I'm very happy to be here today talking about an agreement that I believe brings great value to the shareholders of Global Thermoelectric.

As our Global shareholders know, we announced in November of 2002, that we were undertaking efforts to maximize value for our shareholders.

Our three-point plan included the possible sale of the Company's solid oxide fuel cell division strategic partnering to strengthen the Company's ability to commercialize it's technology and other initiatives consistent with the goal of maximizing shareholder value.

We believe that we have achieved our stated goal and through this transaction today, are delivering on our promise to our shareholders.

In particular, we view FuelCell's complimentary products as good strategic fit for Global.  We're particularly excited about the new opportunities FuelCell brings to Global and its technologies.

As Jerry has discussed, the SECA project is very compelling for us.  Combining with FuelCell gives Global a chance to join a project in which we have long been interested.  Participation in SECA will allow Global to make even further strides in its already leading SOFC technologies.

In addition to SECA, Global shareholders will benefit from a cash strong company in the forefront of fuel cell technology.  Overall, we think this combination will produce superior value for our shareholders and as such, we terminated our agreement with Quantum.

Now let me tell you more about what Global brings to the table.  We have two divisions in the company.

The first is focused on development and commercialization of solid oxide fuel cells systems.  We are a world leader in this technology.  The company is developing fuel cell products compatible with natural gas or propane and is currently testing systems for residential and remote applications using our SOFC pilot production R&D and testing facility.

The second business unit is focused on thermoelectric generators, which we have developed into a profitable international enterprise.

Global is the world's largest manufacturer and distributor of thermo electric generators.  These generators have been sold to over 45 countries around the world where they are used primarily by the pipeline industry to provide power in remote locations.

Global has developed a proprietary planar or flat SOFC technology.  We have demonstrated significant advances in cell and stock power densities.

We have also demonstrated advanced cell and stock performance in terms of operating life and are in the process of following a well-defined path to commercialization.

Global has been demonstrating its technology in two-kilowatt natural gas prototype systems or platforms.  Our plan is to scale up to five-kilowatt platforms following our current generation prototype systems.

The commercial goal of solid oxide fuel cell technology is to create efficient, cost-competitive and environmentally sensitive fuel cell products, which can use both hydrogen and hydrocarbon fuels.

We have a unique focus on using natural gas or propane as a fuel, similarly to FuelCell Energy's approach with its carbonate technology.

The products currently under development are well suited for small co-generation systems in commercial and residential markets.  But that technology is also scalable to five, ten and up to 50 kilowatts systems or modules.

Our Company has an important strategic alliance as we drive to commercialization of this technology.  This partner is Enbridge.  Enbridge is the leading North American energy delivery company and Canada's largest natural gas distributor with 1.5 million natural gas customers and we formed an alliance with them in July of 2000.

In addition to our SOFC technology, Global is also the world's largest manufacturer of thermoelectric generators.  The Company has more than 25 years of experience in the engineering, manufacturing and installation of these remote power systems.

Thermoelectric generators use semi-conductor technology and heat to product electricity with no moving parts.  This is a technology that a niche in remote power markets where extreme reliability is the priority requirement.  The technology commands a premium pricing, so it is limited to special markets.

In over 45 countries around the world, Global's thermoelectric generators are providing the most reliable and cost-effective power solution for critical operations in remote areas.

Many of our devices have operated 20 years with minimal maintenance.  To give you a sense of the business, Global's generator division had 2002 approximate sales and services revenue of US$15.7 million and EBITDA of US$3 million.

Now, I'd like to turn it back to Jerry, who will discuss FuelCell's complimentary products.

JERRY LEITMAN:  Thank you Peter.  FuelCell has been a leader in this industry for the past 30 years and in recent years has made tremendous strides with manufacturing, testing, assembly and conditioning capabilities, reaching a total capacity of 50 megawatts per year.

While we're thrilled with the new opportunities Global provides, we are fully committed to continuing our recent progress.

As you know, our direct fuel cell technology is unique because of its ability to use hydrocarbon fuels without the need to first create hydrogen in an external fuel processor.

Direct fuel cell power plants are the most efficient fossil fuel generators in their size range, creating more electricity with less fuel.  Because our plants are virtually pollution free, there're easier to site than more traditional plants.

They produce high-quality electricity for today's high-tech systems and operate on a variety of fuels for use in a wide range of applications and Synthetics.

We've already had great success with the product which is currently in schools, hospitals, telecommunication centers, manufacturing facilities, wastewater treatment plants, hotels and data processing centers.

Our direct fuel cells are high-temperature carbonate fuel cell power plants for base load, commercial and industrial applications in sizes from 250 kilowatts to two megawatts and with multiple units up to 10 or 20 megawatts.

Direct fuel cell plants are operating at customer sites today on multiple fuels and are gaining momentum thanks to their high versatility and operating benefits.  The plants have a high electrical efficiency and a high value waste seed byproduct for co-generation.

The required hydrogen fuel is internally generated from readily available fuel such as natural gas.

To date, we have 14 units in operation with over 12 million kilowatt hours generated at customer sites, and quite a few more to be delivered yet this year.

We have also received certifications for product safety, interconnection, performance and installation.

Our leading role in the fuel cell industry is confirmed by our broad strategic partnerships in the global span of our products.  As you can see from this chart, fuel cell products are shipping to Asia and Europe in addition to the U.S.

Further, we have strong and long-standing relationships with leading corporations and government agencies who provide support for the development and the commercialization of direct fuel cell power plants.

These include the U.S. Department of Energy and Department of Defense, Los Angeles Department of Water and Power, PPL Energy Plus, and Caterpillar, among others in the U.S.  MTU and DaimlerChrysler subsidiary in Europe who recently added RWE FuelCell's as a strategic partner and Marubeni in Japan and Asia.

There are some significant synergies that we could achieve between carbonate and solid oxide fuel cell technologies.  We're looking at higher temperature fuel cells, materials in thermal management, integration of R&D and intellectual properties synergies and synergies in balance of plant components.

With this advanced technology, we can look to our commercialization experience to make the products a reality, including prototype and field trials, product launch, market knowledge and distribution network.  And the markets we bring these products to will be diverse.

Our products focus for our direct fuel cell is hundreds of kilowatts to megawatts scale plants, global solid oxide technology focus is from 2-10 kilowatts, easily scalable to 100 kilowatt products.

As you can see, FuelCell is the only company that is delivering fuel cell power plants to stationary target markets.  We're leading the commercialization of fuel cell stationary power and have significant customers such as yesterday, the Sheraton Edison Hotel was dedicated to one of 740 properties of Starwood Resorts.  We have units at Kirin Brewery, Michelin Tire Factory in Germany, at Deutsche Telekom Data Center in Munich.  At the U.S. Coast Guard in Borne, Mass.  At Zoot Enterprises in Bozeman, Montana and the L.A. Department of Water & Power has several units among other customers.

The potential market for stationary fuel cell products is staggering.  The latest estimates that you can see looking at this chart has been compiled by Allied Business Intelligence indicate that global fuel cell energy generating capacity will increase to approximately 1-2000 megawatts by 2006.

From 5,000 to 9,000 megawatts by 2009 and approximately 16,000 to 27,000 megawatts by 2012.

Using the moderate estimate of 16,000 megawatts at a price of $2,000 a kilowatt, that's a market of $32 billion by 2012, and those are just the conservative figures.

As you can tell, we're in a business with a very significant upside. FuelCell Energy and Global Thermoelectric are better off than they were yesterday.  Combined, we represent an impressive array of technologies, partners and alliances.

We plan to continue our strong focus on direct fuel cell technology and thermoelectric generators, while maximizing the vast future potential for solid oxide technology.

We hope we've effectively conveyed our excitement this morning.  As you can tell, we generally believe that this agreement sets a new standard for the future in fuel cell technology.

The transaction is a win-win, not only for both sets of shareholders, but for our customers and strategic partners.  We believe that this deal makes our combined company a major force in the overall fuel cell world.  For that reason, we think you'll be hearing about us for many years to come.

I would also like to mention another transaction that we announced yesterday evening and this was regarding Versa Power Systems.  Versa Power Systems was formed to develop solid oxide fuel cell products based on a patented planar reduced temperature fuel cells.  They are a key partner in our SECA team, and will participate with us in the program.  The ownership of Versa Power Systems includes, Gas Technology Institute, which is the gas technology and research arm of the gas industry in the U.S.

The Electric Power Research Institute, which is the same type of entity for the electric power industry.  Materials & Research, Inc., and the University of Utah and fuel cell energy.

We made an investment of approximately $2 million at 15.8 percent ownership of Versa and have Board representation.

Thank you again ladies and gentlemen for taking the time to be with us this morning.

We would now open the call to any questions you may have for Pete or I.

Operator.

OPERATOR:  Thank you, sir.  The floor is now open for questions.  If you do have a question, please press the numbers one followed by four on your touch-tone phone.

To remove yourself from the queue, please dial the pound sign. We do ask that while you pose your question that you please pickup the handset to provide optimum sound quality.  Once again ladies and gentlemen, that is one followed by four.  Please hold a moment for questions.

Once again, to ask a question, please dial the numbers one followed by four on your touch-tone phone at this time.

Thank you.  Our first question is coming from John Adams of Adams, Harkness & Hill.

JOHN ADAMS, ADAMS, HARKNESS & HILL:  Good morning Jerry.

JERRY LEITMAN:  Good morning John, how are you?

JOHN ADAMS:  Fine, thank you. My question - are related, they're two of them.  But one, as you bring up the huge size of the stationary market, $32 billion a few years out, why do you want to accept 20 percent dissolution of that?  And then coming back to the second question, which is closely related to the first, there are a relative handful of companies that have succeeded in pioneering one major new product.  I'm not aware of any that have succeeded in pioneering two major new products.  Now, maybe you know some examples, but none come to mind.  So, I guess I worry that given that you've always run lean in terms of management, that there will be requirements to work with Global.  They will dilute your lean management efforts and therefore presumably lower the chances for a success with the primary goal that you set up which was commercialization of the technology in which you unquestionably lead.

JERRY LEITMAN:  Good questions John.  Let me kind of take them and I'll come back to you and see if I've answered them to your satisfaction.  If we look at Global's contribution OK then we've got to start with the SECA project.  There are six competing teams that DOE has selected for this 10-year program.  The key to being successful in government sponsored R&D is to have the strongest team.  As you know, we've been doing this for 30 something years.  Have an excellent reputation, but the other five teams are also quite good.  So, a key point is to be successful over all three phases of SECA, because at the end of each phase, there will be a down select process and we want to survive that process.  We think Global's know-how technology, IP, assets and so forth help us on that - strengthen our hand as does Versa.  That's why we made the two key investments.

The second point to that is - does it dilute our efforts?  And, I don't think so.  We know their management team in Calgary, we're impressed by it.  If I took my key carbonate players and diverted them to work on a SECA contract, I really would be diluting my focus and I'm not going to that.

I've committed to the focus on the carbonate fuel cells.  So that again, allows us strengthen our hand without diluting focus and finally we see these products as being complimentary and not really diverting from stationary power.

Our products will be out in the market for several years before the SECA developed products roll out.  We think those products will be low-cost modules that plug-and-play.  For example, the APU market for the trucking industry as an example.

Is it possible that the products can be scaled up to megawatt size?  That's certainly possible, but we will have a multi-year head start in the market place, so we think that advantage is greater.

In any event, this gives us complimentary products.  There is a lot of complimentary know-how.  If we develop - one of the reasons we were selected for SECA is our high-temperature systems know-how.

We bring that to the solid oxide technology team - part of the team.  At the same time - and let's say ceiling - ceiling of high temperature fuel cells.  At the same time, if we learn something in the solid oxide development, on high temperature ceilings, we can take that back to the carbonate side of the house.  So, it's really not dilution.

If we were to get into low temperature fuel cells, I would agree with your premise John, but if we stay in high temperature, which we intend to do, I see this only as complimentary to us, not as contradictory or competing.

JOHN ADAMS:  I guess the you know the issue is the importance of the SECA contract versus the importance of selling a hundred megawatts of molten carbonate stationary fuel generation, and I would have thought by far and away that job number one was to sell the hundred megawatts and that the government contract was kind of - I don't know, an add-on, if you will.  Something that might help, but wasn't mainstream compared to the job of getting into the stationary generation business.  Am I right or wrong?

JERRY LEITMAN:  You're not wrong at all.  Selling hundred megawatts is absolutely job number one, but you're presuming that we can't do this in parallel and I'm saying that in parallel with Global support and the know-how people they bring as well as Versa (ph), we think we can do that without diverting focus away from the main mission.  One is today's mission John, the other is five to ten years off, OK.  So, we do have they eye on that ball.

OPERATOR:  Thank you.  Our next question is from Mac Murray (ph) Whale of National Bank.

MAC WHALE, NATIONAL BANK FINANCIAL:  Good morning.  In terms of the deal with Quantum and Global, Enbridge there was a side deal with Enbridge as part of that.  I was wondering if there's been any discussions with Enbridge or if there's any expectation that they'll have to be appeased somehow?

JERRY LEITMAN:  Let me take a shot and then I'll turn it over to Pete.  Enbridge has been described as Mr. Natural Gas in Canada, as you know we don't have any specific strategic alliances in Canada, so we would hope to see some mutual benefit with Enbridge as a strategic partner from a distribution standpoint, particularly in the Eastern part of Canada where they have a dominant position in natural gas.  Pete, would you like to add?

PETER GARRETT:  Yes, Mac Murray (ph), we can't really speak for Enbridge and we have not spoken to them yet.  But, we're optimistic that they'll be able to recognize the compelling nature of our deal and to support the transaction.  So, I'm optimistic that we can work with Enbridge as we move forward and as Jerry indicates, we're hopeful that that's a strategic relationship.

MAC WHALE:  So there's no - you don't foresee any - there's not a automatic sort of offer a similar sort of deal.  You sort of start over again once you hear back from Enbridge?

PETER GARRETT:  Yes, I mean I think our deal is a fuel cell energy deal.  It has nothing to do with what's prior.  We feel very strongly that Enbridge will be a great partner.  They've shown willingness to invest early on in solid oxide business.  We think the combination makes you know their investment even more impressive today that it was before.  So, we're hoping to be able to have a mutually beneficial arrangement with Enbridge and we'll try everything we can do to make that happen.

MAC WHALE:  Presumably the prop share then would be converted into something - into a fuel cell energy stock, I would imagine?

PETER GARRETT:  I'm going to turn that over to Joe Mahler.  The preferred share, Joe, would be converted over to.

JOE MAHLER, CHIEF FINANCIAL OFFICER, FUELCELL ENERGY:  In accordance with the existing preferred - the structure of the existing preferred, yes that's what would happen.

MAC WHALE:  OK.  In terms of how you're actually going to merge the activity, would the solid oxide activity still take place in Calgary with your current FuelCell staff being transferred there, or vice versa?

JOE MAHLER:  Well, FuelCell Energy has very limited staff in solid oxide and the pure cell and staff know-how, that's not our core know-how.  Our core know-how is in systems and how you stack and how you manufacture them and things like that.  The bottom line Mac Murray (ph) is we haven't worked out a detailed implementation plan and schedule.  We just started talking with Global what - the week of the 14th of July, I think so.  It's been a pretty quick run.  I think from between now and closing, we will have the opportunity to do all the assessments one normally does.  We do see redundancy in administration and areas like that, but we also see some core know-how in the key people within Global.  But, how we integrate that and how we implement it, will have to be developed over the next few weeks.

OPERATOR:  OK, thank you.  Our next question is coming from Jarrett Carson of RBC Capital Markets.

JARRETT CARSON, RBC CAPITAL MARKETS:  Yes, hi, good morning gentlemen.  Can we talk a minute about to maybe give a little color on the use of all stock versus the possibility stock and some cash.  Certainly, you've had the firepower on your balance sheet.  Just talk a minute about the rationale around going for and approaching it from an all stock transaction?

JERRY LEITMAN:  I think that the basic point there Jarrett is we want to conserve our cash and use it for the operations of the business and both for today's products and future products and not use the cash and the transactions.  Versa (ph) is a private company, so that there was no alternative, but to put in the minimum you know $2 million, which is not a huge amount.  But, that's what I would say Joe, anything to add?

JOE MAHLER:  The only thing that I add if you look to the future Jarrett, I mean I think you're absolutely correct.  I mean the cash we have on the balance sheet will go for carbonate development program and then I think as you know Jarrett, the SECA program in Phase I and III, actually requires some cost share and this helps you know establish us with a bigger balance sheet - a big cash balance to anticipate getting further phases in the SECA contract.  So, I think it puts us in a very, very solid position to move forward.

JARRETT CARSON:  OK. I think you know there was a concern obviously with the first question and maybe you could flush it out a little bit more.  I mean is it fair to characterize the -- your kind of at two very different stages and the addition of the Global is going to kind of retroactively put you more in the R&D phase where the fuel cell energy was five or ten years ago and that's a different management process than commercializing the products today.  Is that a fair characterization?

JOE MAHLER:  Well, I won't take all of it as fair Jarrett, but definitely the solid oxide technology is several years behind in development and (INAUDIBLE) technology.  We are shipping megawatts as plants.  We're shipping products all around the world, so - and they're commercial, OK, so that's certainly a far different stage - frankly than a lot of other people in the fuel cell industry, but including Global's solid oxide development.  Solid oxide is a - you know it's a decade program, but it's really five to ten years before we start seeing products.  Those products aren't focused on megawatt stationary power plants, they're focused on a lot of other marketing issues.  It doesn't change that.  I have got in our R&D group, we're doing research on direct fuel cell turbine as you know under our Vision 21 program.  We're doing research on ship service fuel cells for the U.S. Navy.  We've got a bunch of smaller programs.  The R&D process continues on.

The technology for carbonate in putting into product is part of our product development team that we put together under a Vice-President named Dan Vadar (ph) whose done this at GE.  In that product development team is engineering for the balance of plant, engineering for the fuel cell modules and the core technology guys or the fuel cell.  They are one cohesive group.  Then you take the balance of R&D is where we have these other activities.  So I don't see it as changing.  Certainly, the executive management focus vision or so forth, all it does is gives us the opportunity to have products rolling out five or ten years from now far beyond the fact that the success of the direct fuel cell has already been established.

JARRETT CARSON:  So, essentially you're kind of layering on just one more R&D line in your efforts there?  Is that ...

JOE MAHLER:  Yes, I think that's a fair statement.  I don't want to characterize it too simply.  But again, I got fuel cell turbines that we hope to roll out in the next three, four or five years.  I got ship service fuel cell for diesels, which we hope to roll out in the future.  The fact that what we learn on the carbonate diesel program we can take that diesel fuel process and into the solid oxide fuel cell program because they're both high temperature fuel cells.  There're different and have different characteristics, but they both run at high temperatures and how you handle that is what this company's spent about 20 years - the last 20 years focusing on.  So again, I see it complimentary and synergistic and not conflicting and against our core vision.

JARRETT CARSON:  Correct.  Final question.  Have you given consideration to possibly just selling the thermoelectric generator arm of Global?

JOE MAHLER:  Good question.  That's a great little business.  We visited it.  Very impressed.  The skill of the manufacture of that product, the quality of it is untouchable by any other competitors.  They do a great job and been doing a great job for some years.  I think they're some real barriers to entry, because when you're looking at 20 year liability a new Johnny come lately is not going to be able to handle that.  So we see it - it is not much of a strategic fit, it's a well managed business; Global runs it as separate entity.  We see it as being a good business that can contribute a lot of cash towards our development and would look at keeping it.  If it turns out that so much our value to someone else in the business, we're obviously consider something different, but right now we see it's a good fit and a good financial generator for our business and a well run business.

JARRETT CARSON:  OK, thank you.

OPERATOR:  Thank you.  Our next question is coming from Eric Prouty of Adams, Harkness & Hill.

ERIC PROUTY, ADAMS, HARKNESS & HILL:  Great, thanks a lot.  Good morning.

JOE MAHLER:  Good morning.

ERIC PROUTY:  Question.  Back to the solid oxide side of the business.  I want to talk about the SECA contract, but can you go into some detail about you the commercialization plans of that product, or is this something you don't plan on commercializing over time.  Can you give a little time frame for expectations and commercialization and also the multi carbonate fuel cell has taken almost $400 million between government and shareholder development money.  Would you expect there to be a similar investment to commercialize the solid oxide fuel cell and then the last question.  If you find the solid oxide fuel cell is the - I can get you down the cross curve faster than the molten carbonate program would you just shutting down the molten carbonate program?  Thanks a lot.

JOE MAHLER:  OK Eric.  That's a whole passel full at one time.  But let me try to take them piece by piece.  First, the - if you look at the latter phases of the SECA contract is when you start getting into actual product development.  The first phase is more looking at the core know-how.  Our focus is on lower temperature solid oxide which allows you to use less costly material, but its' - phase one is basically technology development in five to ten kilowatts prototypes.

Phase II which is three years later, is manufacturing development where you do some alpha testing and Phase III is beta testing leading to commercialization.  Obviously, the government doesn't support commercialization, but they would take you to the pre-commercialization stage.

Each one of those is a competition, which is why we want to strengthen our hand.  So, it will be the latter parts of Phase III before you actually see products coming out.

Hopefully, if we want to hope that maybe they'll be products coming out earlier, but looking at how long it's taken us in carbonate developed products, leave us to say that the three phase SECA approach by DOE seems a reasonable pragmatic approach.  When it comes to the dollar cost of total development, that's even possibly beyond Phase III.  I can't comment on whether it'll be $400 million or $100 million or $200 million.  I think that remains to be seen.  Keep in mind what I said however, there's a lot of synergy between high temperature fuel cell technologies, be it solid oxide, be it carbonate, there's another one, being continental direct carbon.

All high temperature fuel cell technologies have a lot of synergy whether it's balance of plants, stacks ceiling, how to stack, how to manufacture, et cetera.  And, so therefore, it wouldn't be logical to say that if one - if each one cost $400 million the two together would cost $400 million plus $100 million.  I don't see any logic.  What it'll  cost, I can't really  - I can't really say.  And then finally, their question was:  will this replace the carbonate fuel cells one day?  I guess it has that potential, but keep in mind the SECA focus is three to ten kilowatt modules and then you plug-and-play multiple ones of these to make a larger size products.  Two points, to get that into megawatt class machines, you've got to do a lot of plugging-and-playing and you've got to be very cheap in order to make it - the whole thing costs - competitive.

Second, give the carbonate technology five to ten lead time in the market, learning from the market as to what the market demands are.  During our cost reduction programs which are going on right now, and we'll be very far from that curve also.  So could it eventually replace the carbonate megawatt class machines?  Possibly, but I find that very highly - highly questionable that they could do that.

ERIC PROUTY:  Thank you.

JOE MAHLER:  You're welcome.

OPERATOR:  Thank you.  Our next question is coming from Chris Kwan of TD Securities.

CHRIS KWAN, TD SECURITIES:  Good morning gentlemen.  A couple of logistic questions.  First, on shareholder approval, what's the approximate timing requirements - I know Global would need it but does FuelCell need it?

JERRY LEITMAN:  Yes Chris.  FuelCell will go for shareholder approval.  So we'll go through the normal SEC disclosure process.  You know, we're looking at you know, 60, 90 days, probably in the fourth quarter and get them wrapped up.

CHRIS KWAN:  And on Global?

JOE MAHLER:  Actually, Global has - their process has a Canadian process to go in and they must also go to their shareholders.

CHRIS KWAN:  So, actual timing is like 60 to 90 days as well or?

JOE MAHLER:  Yes.  It's in the same - I mean it's pretty much the timing is in sync.

PETER GARRETT:  And a - it's Pete Garrett here Chris.  We require 66-2/3rds percent shareholder approval at our meeting and that meeting will happen in the same time frame.

CHRIS KWAN:  So Joe, for FuelCell Energy was it the same 66-2/3rd, or just the majority?

JOE MAHLER:  The majority.

CHRIS KWAN:  And, the next question on - do you know - Joe and Jerry, the due diligence process?  Maybe you could shed some light on how long you've started on the due diligence or what's still required from your perspectives on this front?

JOE MAHLER:  We did confirmatory due diligence.  We spent about three days in Calgary.  Three wonderful days in Calgary.  Pete and his team spent about three wonderful days in Denver.  I think that from our perspective, because Global had already gone through this before, it was very well organized, very well - there was no hunting and searching.  It was all laid out for us.  We were able to meet the key members of the management team.  See the manufacturing and research facilities and go through all the data on the company.  We did likewise, so after the kind of one week in their place and one week in our place, then there was some follow-up - a lot of follow-up items that the lawyers and accountants and all wanted.  And we have signed a combination agreement.  The two Boards have unanimously supported signing and have signed yesterday a combination agreement.

That combination agreement will be filed as an 8-K today, probably in early afternoon and will have all of the details of our agreement in there.  A combination agreement, of course as mentioned earlier is subject to shareholder approval by both companies.

CHRIS KWAN:  Now one of the - just on the Board approval you talked about one or two board seats for approval.  I'm a little - maybe I didn't read that quite properly but maybe you could elaborate.

JOE MAHLER:  We have said that we will consider up to two Board members nominated by the Global Board, but have committed to just one, but we'll consider up to two.

CHRIS KWAN:  And that's added into your Board for replacing?

JOE MAHLER:  Correct.

CHRIS KWAN:  OK and secondly, just do a little bit on some of Global's programs.  I think maybe you could elaborate based on the due diligence you've done and what you know of Global's solid oxide program?  They've been spending probably somewhere between $5 and $6 million a quarter on R&D work.  Where do you see that number going forward, assuming that all closes?

JOE MAHLER:  I'll let Pete address that but the - I will say that since 90 - the last five years, Global has spent over US$50 million in developing their solid oxide technology and then obviously, we get the benefit of all that development. Pete.  Do you want to add anything?

PETER GARRETT:  Chris, as you're aware, we recently did some restructuring to our organization and reduced our burn rate.  I'll let Paul talk about some of the details of where we're at now.

PAUL CRILLY, CHIEF FINANCIAL OFFICER, FUELCELL ENERGY & GLOBAL THERMOELECTRIC:  Yes, this is Paul Crilly.  As I repeated to Pete earlier, we did some downsizing in May, eliminated some 40 some positions.  The effect of that downsizing in terms of our cash burn will be you know reflected in our Q-2 and onward results.  Obviously, there's some costs related to that downsizing that we'll experience in Q-2.  So, going forward irrespective of this transaction, we planned on a reduction in our burn rate, such that our cash resources would more than adequately fund our research programs going forward.

JERRY LEITMAN:  I might add Chris that as you know we've had a reduction of about 20 percent, Joe? -

JOE MAHLER:  in April, May and so all of which is to position the burn rate to fit the market conditions.  So we've been in the same boat and will continue in that.

OPERATOR:  Thank you.  Our final question is coming from Sanjay Shrestha of First Albany.

SANJAY SHRESTHA, FIRST ALBANY:  Thanks a lot.  There's a couple of quick questions, guys.  Obviously, you guys put in a little more money on this (INAUDIBLE) power system and that is one of your partners that you're working on the secret program, don't bring any sort of distant technological advance in a varied department in Versus Power Systems for guys to make a stronger you know flair in the (INAUDIBLE) finding program here?

JERRY LEITMAN:  I'm sorry Sanjay, I didn't understand.  Would you repeat?

SANJAY SHRESTHA:  Yes, sure.  Given that he's already working with the Versa Power Systems on the solid oxide fuel cell side, you know with this recent announcement of partner with Global Thermoelectric.  How exactly does that change the dynamics?

JERRY LEITMAN:  Well, it just strengthens the hand by having in this case acquired $50 million of research in the last five years.  That should be complimentary to Versus know-how and technology.  You know there's also manufacturing assets and testing assets in Calgary, that on this interest.  But I think if you look at it, one of the real issues on technology and development is we're the only carbonate player really in the world.  Us and our partners in Europe MTU.  And I've sent Hans Maruder (ph) around the world trying to find other patents or anything of interest.  And that's been difficult.  I applaud our technical guys for developing that technology but without some competition.  But when it comes to solid oxide, and in general technology development, if you've got several different groups working on the same problems, you've got better chances of solving it.

So, I think Global and Versa are complimentary to each other.  You've got to look at systems know-how.  You've got to look at Versa, originally came out of the Gas Technology Institute, which is the gas industries research arm.

So, you know the multiple groups of scientists developing technology put it together into the same team, is much stronger than individual groups and that's kind of the logic behind it.

SANJAY SHRESTHA:  That's fair enough.  One last question.  Most of the questions have already been answered.  You know the GENEVA actually on the you know on the block for quite some time.  What really prompted the bid from you guys here and there - in recent past here.  I mean you know it's like (INAUDIBLE) has been out there, but really prompted the bid from you guys?

JERRY LEITMAN:  Well, we interested earlier in the year, but we had not received the award on the secret contract.

SANJAY SHRESTHA:  OK.

JERRY LEITMAN:  And felt that without that award to one of the earlier questions someone asked, that would really a be a diversion or focus because it would take cash away from our core business.  With the SECO award in what was that Joe, last April?

JOE MAHLER:  Yes.

JERRY LEITMAN:  We started looking at the possibility, because we had felt this way we were also obviously developed in the investment for Versa, so we looked and posted that award, you know or the announcement of the award.  That's what triggered our revived interest in that plus Versa so that we can strengthen that hand.  We can maximize what could be a $139 million 10-year contract and I continue to point out that this company has done government finance warranty for years and has gone through various down select projects on the (INAUDIBLE) processes on multi-year contracts and have a pretty good track record of being successful in development which means they've - we tend to follow through until the end of the program.  Our carbonate program was a 10-year program, just for example.  So whatever we can do to strengthen our position, that's help us and our government partner to have a success out of this.

SANJAY SHRESTHA:  OK, thank you.

JERRY LEITMAN:  OK with that I thank you very much for your time and attention.  Pete, any final comments?

PETER GARRETT:  No.  I'd just like to echo your comments and thank everyone for their participation.

JERRY LEITMAN:  Thank you ladies and gentlemen.  This ends our call.

OPERATOR:  Thank you ladies and gentlemen.  A telephone replay of this call will be available for seven days.  To access the replay, you can dial 877-519-4471 and enter pass code:  4097030.

Additionally, the webcast of the call will be available for 30 days at:  www.fce.com or www.globalte.com

The presentation will be available on both sites.  This concludes today's call.  Thank you for participating and you may disconnect your lines at this time.

END

Forward Looking Statements

This transcript contains forward-looking statements within the meaning of the "safe harbor" provisions of the Private Securities Litigation Reform Act of 1995. The forward-looking statements contained in this transcript include statements about future financial and operating results and the proposed transaction. These forward-looking statements are based on management's current expectations and beliefs and are subject to a number of risks and uncertainties that could cause actual results to differ materially from those described in the forward-looking statements. The forward-looking statements are subject to a number of risks, assumptions and uncertainties that could cause actual results to differ materially from those projected in such forward-looking statements. These risks, assumptions and uncertainties include: the risk that FuelCell's and Global's businesses will not be integrated successfully; costs related to the transaction; failure of FuelCell's or Global's stockholders to approve the transaction; the satisfaction of closing conditions including the receipt of regulatory approvals; the failure by FuelCell to retain key employees of the combined company; the failure by the combined company to develop, manufacture, market and deliver products within currently estimated time frames and budgets; the inability to achieve revenues from combined lines of products; and other risks affecting FuelCell's and Global's businesses generally as set forth, in the case of FuelCell, in FuelCell's most recent filings with the Commission. The forward-looking statements contained herein speak only as of the date of this transcript.  FuelCell expressly disclaims any obligation or undertaking to release publicly any updates or revisions to any such statement to reflect any change in FuelCell's expectations or any change in events, conditions or circumstances on which any such statement is based.